FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2018

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK Group Holdings plc - 83WK Update on ring-fencing transfer scheme	25 October 2018

SANTANDER UK GROUP HOLDINGS PLC

UPDATE ON RING-FENCING AND PART VII TRANSFER SCHEME

Santander UK Group Holdings plc is today providing further details of the proposed transfer of the business of the Crown Dependency branches (in Jersey and the Isle of Man) of Santander UK plc (“Santander UK”) to new Jersey and Isle of Man branches of Abbey National Treasury Services plc (“ANTS”).

Introduction

Under UK ring-fencing legislation, a ring-fenced bank, such as Santander UK, is not allowed to have branches or subsidiaries outside of the European Economic Area. This means that Santander UK will not be allowed to have a branch in either Jersey or the Isle of Man from 1 January 2019.

Santander UK is therefore proposing to transfer the existing business of: (i) its Jersey branch to a new Jersey branch of ANTS by way of a court-sanctioned transfer scheme under Jersey law (the “Jersey Scheme”); and (ii) its Isle of Man branch to a new Isle of Man branch of ANTS by way of a court-sanctioned transfer scheme under Isle of Man law (the “Isle of Man Scheme”). It is expected that these proposed transfers will take effect from 00.01 hours on 17 December 2018 (the “Effective Date”), subject to the approval of: (a) the Jersey Financial Services Commission and the Royal Court of Jersey to the Jersey Scheme; and (b) the Isle of Man Financial Services Authority and the Isle of Man High Court of Justice to the Isle of Man Scheme.

The schemes

On 22 October 2018, the Royal Court of Jersey approved the communications plan in respect of the Jersey Scheme. A subsequent hearing for the approval of the Jersey Scheme is expected to be held on 11 December 2018. If the Jersey Scheme is approved at that hearing, the transfer of business under the Jersey Scheme will be effected on the Effective Date (as set out in the Jersey Scheme).

On 24 October 2018, the Isle of Man High Court of Justice approved the communications plan in respect of the Isle of Man Scheme. A subsequent hearing for the approval of the Isle of Man Scheme is expected to be held on 13 December 2018. If the Isle of Man Scheme is approved at that hearing, the transfer of business under the Isle of Man Scheme will be effected on the Effective Date (as set out in the Isle of Man Scheme).

Further information

The proposals regarding the processes for the Jersey Scheme and the Isle of Man Scheme, and documents which summarise these schemes as well as reports relating to these schemes prepared by Ernst & Young LLP acting as an independent auditor, will be made available on www.santanderinternational.co.uk.

A dedicated telephone helpline will be set up and its number publicised on www.santanderinternational.co.uk to enable clients and all other interested parties to contact Santander UK, Jersey branch or Santander UK, Isle of Man branch, as applicable, to ask questions or request further information about the Jersey Scheme and/or the Isle of Man Scheme.

Disclaimer

Santander UK Group Holdings plc and Banco Santander, S.A. both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management's current expectations, estimates and projections and both Santander UK Group Holdings plc and Banco Santander, S.A. caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 259 of the Santander UK Group Holdings plc 2017 Annual Report and page 72 of the Santander UK Group Holdings plc 2018 Half Yearly Financial Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK Group Holdings plc, Santander UK plc, Banco Santander, S.A. and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Contacts

Bojana Flint
Head of Investor Relations
020 7756 6474

Andy Smith
Head of Media Relations
020 7756 4212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 29 October 2018	By / s / Marc Boston
(Authorised Signatory)